UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   *)

VCAMPUS Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92240C 10 0
(CUSIP Number)

Peter E. Salas, General Partner of
Dolphin Offshore Partners, L.P.
c/o Dolphin Asset Management Corp.
129 East 17th Street
New York, NY  10003
(212) 982-5071

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

May 30, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON: Peter E. Salas, as General Partner of Dolphin Offshore Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

7.   SOLE VOTING POWER:  3,579,799

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  3,579,799

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,579,799

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   20.04%

14.  TYPE OF REPORTING PERSON:  IN




























SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VCAMPUS Corporation
(Name of Company)

Item 1.   Security and Issuer.

    The title of the class of security to which this statement relates is the Common Stock of VCAMPUS Corporation, whose principal executive offices are located at 1850 Centennial Park Drive, Suite 200, Reston, Virginia 20191.



Item 2.   Identity and Background

     This statement is filed by Peter E. Salas, a United States citizen with a business address at Dolphin Asset Management Corp., 129 East 17th Street, NY, NY 10003, as General Partner of Dolphin Offshore Partners, L.P. His present principal occupation is General Partner of Dolphin Offshore Partners, L.P. During the last five years, Mr. Salas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



Item 3.   Source and Amount of Funds or Other Consideration

    350,000 common shares and 87,500 warrants were purchased directly from the issuing company on June 14, 2001. 81,400 common shares were purchased on the open market. Preferred stock and warrants convertible into 999,992 shares were purchased directly from the issuing company on December 28, 2001. Preferred stock and warrants convertible into 1,932,335 shares were purchased directly from the issuing company on May 9,2002. The convertibility of the preferred shares and the issuance of the warrants were ratified by the shareholders on May 30, 2002.



Item 4.   Purpose of the Transaction

     The common stock, the preferred stock and the warrants were acquired for investment purposes only.



Item 5. Interest in Securities of the Issuer

     (a) Mr. Salas is the beneficial owner of 431,400 common shares, 1,274,803 warrants and preferred stock convertible into 1,873,596 shares of common stock. He has the potential to control 3,579,799 shares of common stock of the Company. Such 3,579,799 shares would constitute approximately 20.04% of the adjusted shares of the Company's Common Stock outstanding as of May 15, 2002.



Item 6.   Contracts, Arrangements, Understandings or
	  Relationships with Respect to Securities of the Issuer

    Mr. Salas has the exclusive right to vote the shares of Common
Stock at any regular or special meetings of the shareholders of the Company and/or any actions in lieu of meetings or shareholder proceedings.


Item 7.   Material to be Filed as Exhibits


Signatures

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2002
 				/s/ Peter E. Salas
			      --------------------
			      Peter E. Salas as General Partner
			      of Dolphin Offshore Partners, L.P.